UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1 )*

Under the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,285,714 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,285,714 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285,714 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,285,714 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,285,714 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285,714 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HCRP Overflow Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 857,143 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 857,143 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,143 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HCRP Overflow Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 857,143 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 857,143 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,143 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MOLAG Healthcare Royalty, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 285,715 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 285,715 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,715 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vanderbilt Account Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 285,715 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 285,715 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,715 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,428,572 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,428,572 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Todd C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,428,572 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,428,572 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarke B. Futch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,428,572 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,428,572 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Christopher A. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,428,572 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,428,572 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75382F106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael G. Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,428,572 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,428,572 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75382F106

Item 1.	(a)	Name of Issuer

Raptor Pharmaceutical Corp.

	(b)	Address of Issuer’s Principal Executive Offices

7 Hamilton Landing, Suite 100
Novato, CA 94949

Item 2.	(a)	Name of Person Filing

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons:
HealthCare Royalty Partners II, L.P.
HealthCare Royalty GP II, LLC
HCRP Overflow Fund, L.P.
HCRP Overflow GP, LLC
MOLAG Healthcare Royalty, LLC
Vanderbilt Account Management, LLC
HealthCare Royalty Management, LLC
Todd C. Davis
Clarke B. Futch
Christopher A. White
Michael G. Carter

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is:
300 Atlantic Street, Suite 600
Stamford, CT 06901

	(c)	Citizenship:

The place of organization of HealthCare Royalty Partners II, L.P., HealthCare Royalty GP II, LLC, HCRP Overflow Fund, L.P., HCRP Overflow GP, LLC, MOLAG Healthcare Royalty, LLC, Vanderbilt Account Management, LLC and HealthCare Royalty Management, LLC is Delaware. Messrs. Davis, Futch and White are each citizens of the United States, and Mr. Carter is a citizen of the United Kingdom.

	(d)	Title of Class of Securities

Common stock, par value $0.001 per share

	(e)	CUSIP Number

75382FI06

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 75382F106

Item 4.	Ownership.

Reporting Person	(a) Amount beneficially owned:	(b) Percent of class(1):	(c)(i) Sole power to vote or direct the vote:	(c)(ii) Shared power to vote or to direct the vote	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or direct the disposition of:
HealthCare Royalty Partners II, L.P.	2,285,714	2.6%	0	2,285,714	0	2,285,714
HealthCare Royalty GP II, LLC(2)	2,285,714	2.6%	0	2,285,714	0	2,285,714
HCRP Overflow Fund, L.P.	857,143	1.0%	0	857,143	0	857,143
HCRP Overflow GP, LLC(3)	857,143	1.0%	0	857,143	0	857,143
MOLAG Healthcare Royalty, LLC	285,715	0.3%	0	285,715	0	285,715
Vanderbilt Account Management, LLC(4)	285,715	0.3%	0	285,715	0	285,715
HealthCare Royalty Management, LLC(5)	3,428,572	3.9%	0	3,428,572	0	3,428,572
Todd C. Davis(6)	3,428,572	3.9%	0	3,428,572	0	3,428,572
Clarke B. Futch(6)	3,428,572	3.9%	0	3,428,572	0	3,428,572
Christopher A. White(6)
Michael G. Carter(6)	3,428,572	3.9%	0	3,428,572	0	3,428,572

(1)	Based upon 85,101,239 shares of Common Stock outstanding as of November 4, 2015.
(2)	In its capacity as general partner of HealthCare Royalty Partners II, L.P.
(3)	In its capacity as general partner of HCRP Overflow Fund, L.P.
(4)	In its capacity as investment manager of MOLAG Healthcare Royalty, LLC
(5)	In its capacity as investment manager of each of HealthCare Royalty GP II, LLC, HCRP Overflow GP, LLC and Vanderbilt Account Management, LLC.
(6)	In his capacity as a member of the investment committee that, through HealthCare Royalty Management, LLC, is responsible for the voting and investment decisions relating to the shares beneficially owned by the Holders (as defined below).

All of the shares of Common Stock beneficially owned or that may be deemed to be beneficially owned by the reporting persons are issuable upon conversion of the Issuer’s 8.0% Convertible Senior Notes due 2019 (the “Notes”). HealthCare Royalty Partners II, L.P., HCRP Overflow Fund, L.P. and MOLAG Healthcare Royalty, LLC (collectively, the “Holders”) have entered into a Convertible Note Purchase Agreement with the Issuer, pursuant to which the Issuer has agreed to issue and sell to the Holders $60 million aggregate principal amount of the Notes, subject to customary closing conditions. The holders may convert their Notes at their option on any day prior to the close of business on the business day immediately preceding August 1, 2019 into shares of Common Stock at an initial conversion rate of 57.14 shares of Common Stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $17.50 per share and is subject to adjustment in certain events described in the aforementioned purchase agreement. In addition, the Notes are subject to mandatory conversion into shares of Common Stock or redemption, at the Issuer’s election subject to certain conditions, if the price of the Common Stock is at or above 175% of the applicable conversion price over a 30 consecutive trading day period.

HealthCare Royalty GP II, LLC is the general partner of HealthCare Royalty Partners II, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by HealthCare Royalty Partners II, L.P. HCRP Overflow GP, LLC is the general partner of HCRP Overflow

CUSIP No. 75382F106

Fund, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by HCRP Overflow Fund, L.P. Vanderbilt Account Management, LLC is the investment manager of MOLAG Healthcare Royalty, LLC and therefore may be deemed to beneficially own the shares beneficially owned by MOLAG Healthcare Royalty, LLC. HealthCare Royalty Management, LLC is the investment manager of each of HealthCare Royalty GP II, LLC, HCRP Overflow GP, LLC and Vanderbilt Account Management, LLC and therefore may be deemed to beneficially own the shares beneficially owned by the Holders. Todd C. Davis, Clarke B. Futch, Christopher A. White and Michael G. Carter comprise the investment committee that, through HealthCare Royalty Management, LLC, is responsible for the voting and investment decisions relating to the shares beneficially owned by the Holders. The reporting persons may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. Each of Messrs. Davis, Futch ,White and Carter disclaims beneficial ownership of such shares of Common Stock. The filing of this Amendment No. 1 to Schedule 13G should not be deemed an admission that any of Messrs. Davis, Futch, White and Carter is the beneficial owner of such shares for any purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 75382F106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

HEALTHCARE ROYALTY PARTNERS II, L.P.

By:	HealthCare Royalty GP II, LLC, its general partner

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

HEALTHCARE ROYALTY GP II, LLC, as general partner of HealthCare Royalty Partners II, L.P.

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

HCRP OVERFLOW FUND, L.P.

By:	HCRP OVERFLOW GP, LLC, its general partner

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

HCRP OVERFLOW GP, LLC, as general partner of HCRP Overflow Fund, L.P.

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

MOLAG HEALTHCARE ROYALTY, LLC

By: VANDERBILT ACCOUNT MANAGEMENT, LLC, its investment manager

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

VANDERBILT ACCOUNT MANAGEMENT, LLC, as investment manager of Molag Healthcare Royalty, LLC

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

CUSIP No. 75382F106

HEALTHCARE ROYALTY MANAGEMENT, LLC, as Investment Manager

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

/s/ Todd C. Davis
Name:	Todd C. Davis
Title:	Managing Partner, HealthCare Royalty Management, LLC

/s/ Clarke B. Futch
Name:	Clarke B. Futch
Title:	Managing Partner, HealthCare Royalty Management, LLC

/s/ Christopher A. White
Name:	Christopher A. White
Title:	Chief Operating Officer, HealthCare Royalty Management, LLC

/s/ Michael G. Carter
Name:	Michael G. Carter
Title:	Investment Committee Member, HealthCare Royalty Management, LLC

CUSIP No. 75382F106

Exhibit Description

A	Joint Filing Agreement